                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Wegener Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    948585104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 16, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                        Page 2 of 11

CUSIP NO. 948585104

1.         Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

           Henry Partners, L.P.       23-2888396
--------------------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)              X
                 ---------------------
           (b)
                 ---------------------
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         Citizenship or Place of Organization

           Delaware
--------------------------------------------------------------------------------
Number of                 5.         Sole Voting Power
Shares                               592,500 shares
Beneficially              ------------------------------------------------------
Owned by                  6.         Shared Voting Power
Each                                 -0-
Reporting                 ------------------------------------------------------
Person With               7.         Sole Dispositive Power
                                     592,500 shares
                          ------------------------------------------------------
                          8.         Shared Dispositive Power
                                     -0-
--------------------------------------------------------------------------------
9.         Aggregate Amount Beneficially Owned by Each Reporting Person
           592,500 shares
--------------------------------------------------------------------------------
10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)   [ ]

--------------------------------------------------------------------------------
11.        Percent of Class Represented by Amount in Row (9)

           4.7%
--------------------------------------------------------------------------------
12.        Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

Schedule 13G                                                        Page 3 of 11

CUSIP NO. 948585104

--------------------------------------------------------------------------------
1.         Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

           Matthew Partners, L.P.     23-3063303
--------------------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)              X
                 ---------------------
           (b)
                 ---------------------
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         Citizenship or Place of Organization

           Delaware
--------------------------------------------------------------------------------
Number of                 5.         Sole Voting Power
Shares                               215,100 shares
Beneficially              ------------------------------------------------------
Owned by                  6.         Shared Voting Power
Each                                 -0-
Reporting                 ------------------------------------------------------
Person With               7.         Sole Dispositive Power
                                     215,100  shares
                          ------------------------------------------------------
                          8.         Shared Dispositive Power
                                     -0-
--------------------------------------------------------------------------------
9.         Aggregate Amount Beneficially Owned by Each Reporting Person

           215,100 shares
--------------------------------------------------------------------------------
10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)  [ ]

--------------------------------------------------------------------------------
11.        Percent of Class Represented by Amount in Row (9)

           1.7%
--------------------------------------------------------------------------------
12.        Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

Schedule 13G                                                        Page 4 of 11

CUSIP NO. 948585104


1.         Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

           The Coast Fund, L.P.
--------------------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
                 ---------------------
           (b)              X
                 ---------------------
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         Citizenship or Place of Organization

           The Cayman Islands
--------------------------------------------------------------------------------
Number of                 5.         Sole Voting Power
Shares                               -0-
Beneficially              ------------------------------------------------------
Owned by                  6.         Shared Voting Power
Each                                 -0-
Reporting                 ------------------------------------------------------
Person With               7.         Sole Dispositive Power
                                     -0-
                          ------------------------------------------------------
                          8.         Shared Dispositive Power
                                     -0- shares
--------------------------------------------------------------------------------
9.         Aggregate Amount Beneficially Owned by Each Reporting Person

           no shares
--------------------------------------------------------------------------------
10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  [ ]

--------------------------------------------------------------------------------
11.        Percent of Class Represented by Amount in Row (9)

           0%
--------------------------------------------------------------------------------
12.        Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

Schedule 13G                                                        Page 5 of 11

CUSIP NO. 948585104


Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

           Henry Investment Trust, L.P.         23-2887157
--------------------------------------------------------------------------------
13.        Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)              X*
                 ---------------------
           (b)
                 ---------------------
--------------------------------------------------------------------------------
14.        SEC USE ONLY

--------------------------------------------------------------------------------
15.        Citizenship or Place of Organization

           Delaware
--------------------------------------------------------------------------------
Number of                 16.        Sole Voting Power
Shares                               807,600 shares*
Beneficially              ------------------------------------------------------
Owned by                  17.        Shared Voting Power
Each                                 -0-
Reporting                 ------------------------------------------------------
Person With               18.        Sole Dispositive Power
                                     807,600 shares*
                          ------------------------------------------------------
                          19.        Shared Dispositive Power
                                     -0-
--------------------------------------------------------------------------------
20.        Aggregate Amount Beneficially Owned by Each Reporting Person

           807,600 shares*

--------------------------------------------------------------------------------
21.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)   [ ]

--------------------------------------------------------------------------------
22.        Percent of Class Represented by Amount in Row (9)

           6.4%*
--------------------------------------------------------------------------------
23.        Type of Reporting Person (See Instructions)

           PN

* NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners L.P. See Item 4 of this Schedule 13G.

Schedule 13G                                                        Page 6 of 11

CUSIP NO. 948585104

Item 1.

           (a)   Name of Issuer:

                 Wegener Corporation

           (b)   Address of Issuer's Principal Executive Offices:

                 11350 Technology Circle
                 Duluth, Georgia 30097

Item 2.

           (a)   Name of Persons Filing:

                 (1)        Henry Partners, L.P.
                 (2)        Matthew Partners, L.P.
                 (3)        Henry Investment Trust, L.P.

           (b)   Address of Principal Business Office, if none, Residence:

                 (1)        255 South 17th Street, Suite 2501
                            Philadelphia, PA 19103
                 (2)        255 South 17th Street, Suite 2501
                            Philadelphia, PA 19103
                 (3)        255 South 17th Street, Suite 2501
                            Philadelphia, PA 19103

           (c)   Citizenship:

                 (1)        Delaware
                 (2)        Delaware
                 (3)        Pennsylvania

           (d)   Title of Class of Securities:

                 Common Stock, $.01 par value per share

           (e)   CUSIP Number:

                 948585104

Schedule 13G                                                        Page 7 of 11

CUSIP NO. 948585104

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


                 (a)   [ ]    Broker or dealer registered under Section 15 of
                              the Act (15 U.S.C. 78o).

                 (b)   [ ]    Bank as defined in Section 3(a)(6) of the Act
                              (15 U.S.C. 78c).

                 (c)   [ ]    Insurance company as defined in Section 3(a)(19)
                              of the Act (15 U.S.C. 78c).

                 (d)   [ ]    Investment company registered under Section 8 of
                              the Investment Company Act of 1940
                              (15 U.S.C. 80a-8).

                 (e)   [ ]    An investment adviser in accordance with
                              Section 240.13d-1(b)(1)(ii)(E).

                 (f)   [ ]    An employee benefit plan or endowment fund in
                              accordance with Section 240.13d-(b)(1)(ii)(F).

                 (g)   [ ]    A parent holding company or control person in
                              accordance with Section 240.13d-1(b)(1)(ii)(G).

                 (h)   [ ]    A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act
                              (12 U.S.C. 1813).

                 (i)   [ ]    A church plan that is excluded from the definition
                              of an investment company under Section 3(c)(14)
                              of the Investment Company Act of 1940
                              (15 U.S.C. 80a-3).

                 (j)   [ ]    Group, in accordance with Section
                              240.13d-(b)(1)(ii)(J).

                 Not applicable.

Item 4.          Ownership

         Henry Partners, L.P. and Matthew Partners, L.P. are beneficial holders, in the aggregate, of 807,600 shares of common stock of the Issuer, or approximately 6.4% of the total number of shares of common stock outstanding. Henry Investment Trust, L.P. ("HIT") is the General Partner of each of Henry Partners, L.P. and Matthew Partners, L.P. David W. Wright is the investment manager of each of Henry Partners, L.P. and Matthew Partners, L.P. and is the President of the General Partner of HIT. Investment decisions made on behalf of Henry Partners, L.P. and Matthew Partners, L.P. are made primarily through their General Partner and David W. Wright.

         HIT is also the manager of an account under an agreement with The Coast Fund, L.P. ("Coast") and Coast's investment adviser, Coast Asset Management, L.P. ("CAM"), to which Coast has contributed assets. This account no longer holds any shares of common stock of the Issuer, and Coast is no longer a member of the group of stockholders beneficially owning shares of the Issuer reported on this Schedule 13G.

Schedule 13G                                                        Page 8 of 11

CUSIP NO. 948585104

         Therefore, Henry Partners, L.P. and Matthew Partners, L.P., whose general partner is HIT, own in the aggregate 807,600 shares of common stock of the Issuer, or approximately 6.4% of the total number of shares of common stock outstanding.

                  (a)      Amount beneficially owned:

                           (1)      592,500 shares
                           (2)      215,100 shares
                           (3)      807,600 shares (HIT may be deemed a
                           beneficial owner of the shares held by Henry
                           Partners, L.P. and Matthew Partners, L.P. solely because it is the general partner of those partnerships)

                  (b)      Percent of Class:

                           (1)      4.7%
                           (2)      1.7%
                           (3) 6.4% (HIT may be deemed a beneficial owner of the shares held by Henry Partners, L.P. and Matthew Partners, L.P. solely because it is the general partner of those partnerships)

                  (c)      Number of Shares as to which the person has:

                           i.       Sole power to vote or to direct the vote:

                                    (1)      592,500 shares
                                    (2)      215,100 shares
                                    (3)      807,600 shares (HIT may be deemed a
                                    beneficial owner of the shares held by Henry
                                    Partners, L.P. and Matthew Partners, L.P.
                                    solely because it is the general partner of those partnerships)

                           ii.      Shared power to vote or to direct the vote:

                                    (1)      -0-
                                    (2)      -0-
                                    (3)      -0-

                           iii. Sole power to dispose or to direct the disposition of:

                                    (1)      592,500 shares
                                    (2)      215,100 shares
                                    (3)      807,600 shares (HIT may be deemed a
                                    beneficial owner of the shares held by Henry
                                    Partners, L.P. and Matthew Partners, L.P.
                                    solely because it is the general partner of those partnerships)

                           iv. Shared power to dispose or to direct the disposition of:

                                    (1)      -0-
                                    (2)      -0-
                                    (3)      -0-

Schedule 13G                                                        Page 9 of 11

CUSIP NO. 948585104

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

                  This item is being reported with respect to Coast only, which is no longer part of the group of beneficial owners under this
                  Schedule 13G.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                  Not applicable.

Item 8.           Identification and Classification of Member of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G                                                       Page 10 of 11

CUSIP NO. 948585104

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              HENRY PARTNERS, L.P., by its General Partner,
                                  HENRY INVESTMENT TRUST, L.P., by its
                                  General Partner, CANINE PARTNERS, LLC


Date:  August 19, 2005        By: /s/ David W. Wright
                                 ----------------------------------------------
                                  David W. Wright,
                                  President


                              MATTHEW PARTNERS, L.P., by its General Partner,
                                  HENRY INVESTMENT TRUST, L.P., by its
                                  General Partner, CANINE PARTNERS, LLC


Date:  August 19, 2005        By: /s/ David W. Wright
                                 ----------------------------------------------
                                  David W. Wright,
                                  President


                              THE COAST FUND L.P.,
                                  By: Coast Offshore Management (Cayman), Ltd.,
                                       Its Managing General Partner


Date:  August 19, 2005        By: /s/ Christopher D. Petitt
                                 ----------------------------------------------
                                  Christopher D. Petitt,
                                  Executive Vice President


                              HENRY INVESTMENT TRUST, L.P., by its
                                  General Partner, CANINE PARTNERS, LLC


Date:  August 19, 2005        By: /s/ David W. Wright
                                 ----------------------------------------------
                                  David W. Wright,
                                  President

Schedule 13G                                                       Page 11 of 11

CUSIP NO. 948585104

                             JOINT FILING AGREEMENT

         The undersigned, the Reporting Persons named in this Amendment No. 2 to
Schedule 13G (the "Schedule 13G"), hereby agree that the Schedule 13G is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13G. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

         IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 19th day of August, 2005.

                               HENRY PARTNERS, L.P., by its General Partner,
                                    HENRY INVESTMENT TRUST, L.P., by its
                                    General Partner, CANINE PARTNERS, LLC


                               By:  /s/ David W. Wright
                                  ---------------------------------------------
                                    David W. Wright,
                                    President


                               MATTHEW PARTNERS, L.P., by its General Partner,
                                    HENRY INVESTMENT TRUST, L.P., by its
                                    General Partner, CANINE PARTNERS, LLC


                               By: /s/ David W. Wright
                                  ---------------------------------------------
                                    David W. Wright,
                                    President


                               HENRY INVESTMENT TRUST, L.P., by its
                                  General Partner, CANINE PARTNERS, LLC


                               By: /s/ David W. Wright
                                  ---------------------------------------------
                                    David W. Wright,
                                    President